Filed by Atlas Crest Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlas Crest Investment Corp.

Commission File No. 001-39668

Date: February 18, 2021

CheddarTV Interview: Transcript

Corporate Participants:

Brett Adcock, Co-Founder and Co-CEO of Archer Aviation Inc.

Adam Goldstein, Co-Founder and Co-CEO of Archer Aviation Inc.

The following is a transcript of a CheddarTV interview

Speaker
Female Newscaster	Joining us now to discuss are the CEOs of Archer, Brad Adcott and Adam Goldstein. It’s great to have you both with me this morning. Brett, we’ll start with you. How did this partnership come about?
Brett	Yeah, thanks for having us on the show. We’re going to take a quick step back. Here at Archer we’re designing, and developing an electric vertical takeoff and landing aircraft used for urban mobility. There’s been an incredible step change in technology in the last 20 years in electric powered systems to enable new aircraft to be built, that can be low-cost to operate, really safe to fly and ultimately low noise, which is really important. And we think this will usher in a new age of transportation solution that can be a trillion dollar opportunity over the next 20 years. We met with United Airlines and they had a big interest in the space and obviously we announced earlier this week building some pre-ordered aircraft with an additional $500 million and United is coming on to help us accelerate our time to market. So we’re really grateful with this and really excited about the future.
Newscaster	It’s hard to get a bigger backing than United. That’s for sure, Brett. Adam, I want to bring you in as well. What is the range on some of these air taxis or aircraft?
Adam	Yeah, so we are operating in a new space called “urban air mobility.” So think less than 100 miles. Our vehicle is designed to go 60 miles at the end of its battery life and including reserves. So think about going from Manhattan to JFK, or Palo Alto to Napa – those types of trips. But the vehicles are really, hopefully going to be used for more than just reducing commutes. But also really trying to help people get back in touch with things they love. So trips that would be typically reserved for a vacation or a weekend, trips that can now be done on an everyday basis. So if you think about taking a vehicle that would cost the same as an Uber, you know we think the market has significant expansion to grow here as more people are interested in really exploring these types of vehicles. This is really just simply an upgrade cycle to helicopters. And so helicopters are really just typically been reserved for wealthy people, but now that these vehicles are affordable to the masses we think that the market will be really accessible to a lot of people and the market will grow considerably.
Newscaster	So Brett I would imagine this is a capital intensive business. I’m curious whether or not you’re building these aircraft yourself or is this just a technology play on your part?
Brett	Yeah, we’re actually building these aircraft ourselves. We’re actively doing that the last several years. We’re also working on the key enabling technologies to make this work long term. So aircraft design, electric powered systems and even avionics and flight control software. So that’s being done here in California in our headquarters in Palo Alto and we just announced earlier this week a $1.1 billion capital raise and the business combination with Atlas Crest and it gives us more than enough cash here to get through certification and manufacturing to bring the product to market in 2024.
Newscaster	Adam, what are the regulations that you might face in some of these cities with urban air travel? Are there new rules that basically need to be written for your aircraft or can you pretty much be consistent with some of the helicopter laws that are currently in place?

Adam	So we will be certifying with the FAA. And the good news is that you know you kind of nailed it there. There already are helicopters flying these types of routes, right? Urban air mobility exists today. Right? They’re just through helicopters. But, the issue with helicopters is they’re very expensive, they’re very loud and they don’t have the same level of redundancy as these vehicles will have. So we’re really thinking about as a good market strategy using existing infrastructure. Using helipads, underutilized airports and also retrofitted parking structures. These vehicles are light. They only weigh 6,000 pounds and they have minimal downwash – meaning they don’t create damage to the infrastructure below them. So there really is this opportunity to use existing infrastructure under the existing regulations that are out there. So we don’t need any additional changes in regulations, and actually we don’t even need any science breakthroughs. The technology exists today. You can see these vehicles flying out every day in California. And we’re all just looking towards the certification process, which we think, you know we’re about around three years away from happening, so the FAA has come out and stated several times that “Hey everybody this is not just market videos. This is actually happening.” We are certifying these vehicles and I think it’s going to be real exciting to watch some fly here soon.
Newscaster	And Brett, what’s the safety with these vehicles and how does it compare to helicopters?
Brett	Yeah, that’s a great question. I mean one of the beauties of moving to electric is our aircraft has no single point of failure. Which means there’s no part piece of aircraft that could fail and cause a catastrophic event. And when you compare it to a helicopter, a helicopter might have a few hundred critical components on board. Where any of those components fail you have a catastrophic event, which makes obviously as limiting factors in safety, also increases maintenance. The aircraft we’re designing and flying has twelve electric motors and six independent battery packs. So at the system level in the aircraft we have redundancy. So in the worst case scenario we lose one or two motors, the Archer aircraft can still fly a successful mission. And that will push the levels of safety here to levels we’ve seen in commercial aerospace today which is the safest form of transportation we take every day.
Newscaster	So, when it comes to pilot certification, what is that process like, Adam?
Adam	So the pilots will be certified under typical airline certification. So what I think is really exciting actually about the United agreement was United was thinking long-term. In terms of “how are we going to pipeline new pilots? And How can we actually add diversity into the pilot pipeline?” And so these vehicles will serve as early stage training for their pilots that could ultimately grow up through the United organization. So if you think about where pilots come from today, it’s largely the military. And so this actually adds a new form of – a pool of candidates that can come and learn to fly these vehicles. What’s also really exciting is that these vehicles allow pilots to stay locally, so you’re not necessary on the road 4 days a week. You can actually sleep in your own bed every night. So, the pilot, this is actually a really good kind of pilot pipelining for the whole industry because it’s a similar type of certification that’s needed and so there’s a lot of really good tactical use cases for it too.
Newscaster	Alright you guys have to join us again. Congratulations. That’s the Archer Co. CEOs, Brett Adcock and Adam Goldstein.

END OF INTERVIEW

Additional Information

In connection with the proposed business combination between Atlas Crest Investment Corp. (“Atlas”) and Archer Aviation Inc. (“Archer”) (the “Business Combination”), Atlas intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Atlas will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Atlas will send to its shareholders in connection with the Business Combination. Investors and security holders of Atlas are advised to read, when available, the proxy statement/prospectus in connection with Atlas’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of Atlas as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 399 Park Avenue New York, New York 10022.

Participants in the Solicitation

Atlas, Archer and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Atlas’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Atlas’ directors and officers in Atlas’ filings with the SEC, including the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination, and such information and names of Archer’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Atlas, which will include the proxy statement of Atlas for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Atlas and Archer, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Atlas’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Atlas and Archer. These statements are subject to a number of risks and uncertainties regarding Atlas’ businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the early stage nature of Archer’s business and its past and projected future losses; Archer’s ability to manufacture and deliver aircraft and its impact on the risk of investment; Archer’s dependence on United Airlines for its current aircraft orders and development process, and the risk that United Airlines cancels its contracts with Archer; risks relating to the uncertainty of the projections included in the model; the effectiveness of Archer’s marketing and growth strategies, including its ability to effectively market air transportation as a substitute for conventional methods of transportation; Archer’s ability to compete in the competitive urban air mobility and eVTOL industries; Archer’s ability to obtain expected or required certifications, licenses, approvals, and authorizations from transportation authorities; Archer’s ability to achieve its business milestones and launch products on anticipated timelines; Archer’s dependence on suppliers and service partners for the parts and components in its aircraft; Archer’s ability to develop commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside Archer’s control that slow market adoption of electric aircraft, such as Archer’s inability to obtain and maintain adequate facilities and Vertiport infrastructure; Archer’s ability to and hire, train and retain qualified personnel; risks related to Archer’s Aerial Ride Sharing Business operating in densely populated metropolitan areas and heavily regulated airports; adverse publicity from accidents involving aircraft, helicopters or lithium-ion battery cells; the impact of labor and union activities on Archer’s work force; losses resulting from indexed price escalation clauses in purchase orders and cost overruns; regulatory risks related to evolving laws and regulations in Archer’s industries; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Atlas Crest or Archer is not obtained; a decline in our securities following the business combination if it fails to meet the expectations of investors or securities analysts; our inability to protect our intellectual property rights from unauthorized use by third parties; our need for and the availability of additional capital; cybersecurity risks; the dual class structure of our common stock, which will limit other investors’ ability to influence corporate matters; the amount of redemption requests made by Atlas Crest’s public stockholders; the ability of Atlas Crest or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Atlas Crest’s final prospectus filed on October 29, 2020, under the heading “Risk Factors,” and other documents of Atlas Crest filed, or to be filed, with the SEC.  If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Atlas presently does not know or that Atlas currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Atlas’ expectations, plans or forecasts of future events and views as of the date of this communication. Atlas anticipates that subsequent events and developments will cause Atlas’ assessments to change. However, while Atlas may elect to update these forward-looking statements at some point in the future, Atlas specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Atlas’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.